UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FORM 15

__________________

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

__________________

Commission File Number 000-52401

UMAMI SUSTAINABLE SEAFOOD INC.
(Exact name of registrant as specified in its charter)

_________

1230 Columbia St., Suite 440

San Diego, CA 92101
(619) 544-9177

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

__________________

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 125

Pursuant to the requirements of the Securities Exchange Act of 1934, Umami Sustainable Seafood Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 24, 2014	Umami Sustainable Seafood Inc.

	By:	/s/ Timothy P. Fitzpatrick
	Name:	Timothy P. Fitzpatrick
	Title:	Chief Executive Officer